MMR Information Systems, Inc.
468 Camden Drive, Suite 200
Beverly Hills, CA 90210

December 18, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Maryse-Mills Apenteng, Division of Corporate Finance

Re: MMR Information Systems, Inc.
Registration Statement on Form S-1
Filed October 13, 2009
File No. 333-162446

Dear Ms. Apenteng:

The undersigned, as President and Chief Executive Officer of MMR Information Systems, Inc. (the ñCompanyò), hereby requests that the above-referenced Registration Statement be withdrawn, effective immediately, pursuant to Rule 477 under the Securities Act of 1933, as amended (the ñSecurities Actò). This will confirm on behalf of the Company that in connection with such Post-Effective Amendment, the Company has not offered to sell or sold any securities in violation of the registration provisions of the Securities Act.

If you should have any questions regarding this request for withdrawal, please contact our legal counsel, Mark Skaist at (949) 725-4117. Thank you for your courtesy and cooperation in this matter.

Very truly yours,

MMR INFORMATION SYSTEMS, INC.

/s/ Robert Lorsch

Robert H. Lorsch
President and Chief Executive Officer